SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4’19 Earnings Results

I. Performance in Q4 2019 – IFRS Consolidated Financial Data

				(Unit: KRW B)
Item	Q4 18	Q3 19	Q4 19	QoQ	YoY
Quarterly Results
Revenues	6,948	5,822	6,422	10%	-8%
Operating Income	279	-436	-422	N/A	N/A
Income before Tax	234	-600	-2,173	N/A	N/A
Net Income	153	-442	-1,817	N/A	N/A

II. IR Event of Q4 2019 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q4 19 Earnings Results of LG Display

4. Date & Time:	08:30 (KST) on January 31, 2020

5. Venue & Method:	Earnings release conference call in Korean/English - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Myoung Woon An, Manager, IR Team (82-2-3777-1076)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 19 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Fourth Quarter 2019 Results

SEOUL, Korea (Jan. 31, 2020) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2019.

•

Revenues in the fourth quarter of 2019 increased by 10% to KRW 6,422 billion from KRW 5,822 billion in the third quarter of 2019 and decreased by 8% from KRW 6,948 billion in the fourth quarter of 2018.

•

Operating loss in the fourth quarter of 2019 recorded KRW 422 billion. This compares with the operating loss of KRW 436 billion in the third quarter of 2019 and the operating profit of KRW 279 billion in the fourth quarter of 2018.

•	EBITDA in the fourth quarter of 2019 was KRW 586 billion, compared with EBITDA of KRW 613 billion in the third quarter of 2019 and with EBITDA of KRW 1,134 billion in the fourth quarter of 2018.

•

Net loss in the fourth quarter of 2019 was KRW 1,817 billion, compared with the net loss of KRW 442 billion in the third quarter of 2019 and the net income of KRW 153 billion in the fourth quarter of 2018.

LG Display registered KRW 6,422 billion in revenues and KRW 422 billion in operating loss in the fourth quarter of 2019.

The revenue increase of 10% quarter-on-quarter was driven by a rise in sales of large-size OLED panels for TVs and POLED (Plastic OLED) panels for smartphones which also resulted in an 18% increase of ASP (Average Sales Prices) compared to the previous quarter.

LG Display saw a rise in POLED shipment, as it secured a sound base for strategic customers for POLED in the fourth quarter. However, the company’s operating loss improvement on a quarter-on-quarter basis was limited due to an increase in fixed costs for full-scale POLED mass-production and additional costs for the company’s move towards structural innovation for its LCD business.

LG Display posted KRW 1,817 billion in net loss in the fourth quarter, reflecting asset impairment losses calculated by the K-IFRS standard, which are KRW 200 billion with the company’s withdrawal from the OLED Lighting business and KRW 1.4 trillion won due to the unfavorable circumstances for POLED business compared to when the initial decision on the investment was made.

Panels for TVs accounted for 28% of the revenue in the fourth quarter of 2019, 4% down from the previous quarter due to sales decline in commodity LCD TV panels which resulted from its efforts towards structural innovation in the LCD business. Panels for mobile devices accounted for 36%, an 8% quarter-on-quarter increase, driven by the shipment increase of POLED panels for smartphones, while those for tablets and notebook PCs accounted for 20% and desktop monitors for 16% respectively.

LG Display recorded 185% in the liability-to-equity ratio, 93% in the current ratio, and 81% in the net debt-to-equity ratio as of December 31, 2019. Some ratios are affected by the asset impairment.

“LG Display saw its net loss widen in the fourth quarter due to asset impairment. However, as this is an asset reduction only on the books without actual cash expenditure, it does not really affect operating profit or cash flow. To some extent, factoring in asset impairment this time means depreciation costs will be reduced by KRW 300 billion each year going forward. The liability-to-equity ratio which was temporarily increased by the asset impairment is expected to start to gradually improve down the road,” said Dong-hee Suh, CFO and Senior Vice President of LG Display.

He added, “As the current business environment for POLED is somewhat challenging but also presents many business opportunities ahead, LG Display will consistently maintain our strategic direction regarding POLED business and build a sound base for growth. In addition, we will make efforts to achieve a significant revenue increase in large-size OLED panels as our OLED plant in China will ramp up production, and continue to stably manage forecasts for POLED panels for smartphones as well as for automobiles which we will increase the shipment during the first half of this year. All these efforts will create meaningful opportunities for earnings improvement from the second half.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 31, 2020 starting at 8:30 AM Korea Standard Time (KST) to announce the fourth quarter of 2019 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2019Q4_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 59,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 31, 2020	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President